Immediate

                                              Gerald J. Sweda

                                               (414) 636-1361

Modine announces

executive changes


  RACINE, Wis., Dec. 17, 1997 -- Modine Manufacturing Company's Board of

Directors today announced executive changes including the election of

Donald R. Johnson to the board and his future promotion to president and chief executive officer.

  On March 31, 1998, Richard T. Savage, chairman of the board and chief executive officer, will retire as an officer of the company but will remain as chairman.  Effective April 1, 1998, Donald R. Johnson, president and chief operating officer, will be promoted to president and chief executive officer.

  Johnson was promoted to his current position in October 1996 and was elected to the Modine Board of Directors at today's meeting.  He joined

Modine in 1978 as plant manager of the company's McHenry, Illinois,

facility.  In 1982, he was named operations manager, Automotive Division,

advancing to general manager in 1987.  Johnson was elected a company officer in 1988 as vice president and general  manager of the Automotive

Division.  In 1990, he was named group vice president, highway products,

and, in 1994, was named executive vice president, operations.

  Prior to Modine, Johnson was vice president of Coachman in Elkhart, Indiana.

He has also served in general management positions at several divisions of

Wehr Corporation.

  A resident of Racine, Johnson was born on Dec. 17, 1941, and received his

B.S.B.A. from Pittsburg State University in Pittsburg, Kansas, in 1965.  He

is a member of the board of directors of Grede Foundries.

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  Savage was elected chairman of the board in October 1996.  He joined Modine in 1970 as an assistant operations manager.  He advanced to division controller of the Automotive and Industrial Division in 1972 and was named manager of the Emporia, Kansas, plant in 1973.  Appointed operations manager in 1977, he became general manager of the Original Equipment Division in 1981,

and was later elected vice president and general manager of the Division.  In

1983, he was named group vice president, original equipment, and, in 1989,

president and chief operating officer.  In 1991, he became president and chief executive officer.

  Before he joined Modine, Savage worked for the Fisher Body Division of

General Motors Corporation.  Also, from 1979 to 1981, he was with Blackstone

Corporation as vice president, manufacturing.

  Savage was born on Oct. 5, 1938.  He received his B.S. degree in accounting from Ohio State University in 1961. He is a board member of M&I Marshall &

Ilsley Bank; Twin Disc, Incorporated; and Wisconsin Manufacturers and

Commerce.

  Also at its meeting today, the Modine Board of Directors appointed Gary A.

Fahl to the position of environmental compliance officer, effective Jan. 1,

1998, following the retirement of James H. Firestone, vice president, quality and environment on Dec. 31, 1997.

  Fahl, manager of environmental engineering since November 1988, joined

Modine in 1981.  Born on Feb. 11, 1955, he received a B.S. degree in climatology and environmental science in 1977 from the University of

Wisconsin.

  Firestone joined Modine in 1961 and was promoted to his current position as a vice president in April 1990.  He was born in 1937 and graduated from the University of Missouri at Rolla in 1961 with a degree in metallurgical engineering.

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